One Roq Spirits LLC



ANNUAL REPORT - 2019

430 Virginia St. – Ste 401
Buffalo, NY 14201
www.oneroqclub.com

This Annual Report is dated May 7, 2020.

BUSINESS

ONE ROQ Spirits is the maker of ONE ROQ Vodka (ONEROQClub.com), a next-generation lifestyle adult beverage brand, concierge, and membership community leveraging technology, law, and brand strategy to build the next success story within the expanding global, beverage alcohol market.

According to the Distilled Spirits Council of the U.S. (DISCUS), the national trade association representing leading producers and marketers of distilled spirits, sales in the U.S. were up 5.3% in 2019, increasing by $1.5 billion, to a new record of $29 billion.

Previous Offerings

Between October 16, 2018 and December 17, 2018, we sold 168,071 shares of common stock in exchange for $ .20 per share, between December 18, 2018 and December 31, 2018, we sold 373,781 shares of common stock in exchange for $ .20 per share, and between January 1, 2019 and December 31, 2019, we sold 3,349,656 shares of common for $ .20 per share, under Regulation Crowdfunding.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

From 2018 through December 31, 2019, the Company's Founder directed all focus on the successful preparation and launch of the Company's Regulation CF Offering as part of its plan to commercialize a new and differentiated business model, ONE ROQ Vodka Club.

These activities included the research of all new applicable securities and beverage alcohol laws; the production of new inventory; the conception and development of marketing assets such as the Company's website, ONEROQClub.com and cultural ad campaign "Own Your Spirit;" and minimum general operating expenses including warehousing and office leases. Notably, the Founder/Manager personally reinvested for the necessary preparations.

ONE ROQ Spirits LLC which operates in the distilled spirits market vertical, as premium distiller and supplier of ONE ROQ Vodka, actively restarted operation in Q3 2018 after almost two years of dormancy. The Company's re-emergence into the market is the result of a new business and marketing strategy emphasizing consumer participation in the brand's ownership, marketing and development including the benefits associated with membership in the exclusive ONE ROQ Club which offers events and benefits to members. The ONE ROQ Club program also allows members to purchase ONE ROQ products online for convenient delivery at exclusive member pricing through an approved 3rd party as required by the 3-Tier System.

Operating Results – 2019 Compared to 2018

	12/31/2019	12/31/2018
Total Assets*	$ 148,023	$ 72,911
Cash & Cash Equivalents*	64,455	28,549
Accounts Receivable*	0	0
Short-term Debt*	219,091	226,489
Long-term Debt*	14,181	14,581
Revenues / Sales*	16,441	9,992

Costs of Goods Sold*		17,401	15,982
Taxes Paid*		0	0
Net Income*	$	(415,180)	$ (84,046)

Sales in 2018 were generated by a single wholesale-distributor the Company chose to maintain in its local market resulting from its original test launch period. In 2019, the Company began testing its new e-commerce and retail marketing platforms in California. Both years sales from this customer were organic in nature and not driven by any direct marketing or advertising investments. In addition, the Company does not consider the 2018 – 2019 variance in sales to be of material importance in light of the fact it had been focusing its efforts solely into redevelopment of its business model for the intended re-launch into the National market.

ONE ROQ Vodka Sales were $14,321 during 2019 up from $9,992 as reported for 2018. Cost of goods sold for 2019 was $17,401 which was up slightly from $15,982 in 2018 and reflective of sales volume increases. In addition, One ROQ expensed $27,984 in one-time product promotional and supply costs. During 2019 ONE ROQ produced 1,422 units and sold 316 cases as compared to 0 units produced and 23 cases sold in 2018. Company management believes sales during 2019 and 2018 are consistent with management's strategic scaling of the Company's operations during this period as focus for the Company was on development of its technology/business model, team building, and capital raise.

Operating expenses were $414,220 during 2019, compared to $70,475 in 2018. As part of ONE ROQ's strategy to aggressively pursue consumers in the online web market, the company increased advertising and marketing in this area by approximately $241,906 from $33,064 in 2018 to $274,970 in 2019. Legal and professional costs associated with ONE ROQ's crowdfunding campaign resulted in legal and professional costs increasing from $11,881 in 2018 to $18,540 in 2019. Information technology represents the Company's in infrastructure required to support its growing customer and investor base. As a result, expenditures in this category increased by 625% to $29,953 in 2019 from $4,125 in the prior year. Travel and Entertainment expenses grew to $24,913 from $2,993 in 2018 as promotional events, development of distribution channels and customer relationship building required additional travel nationwide. All other operating expenditures grew proportionately to support essential organizational growth as described below:

OPERATING EXPENSES

	2019	2018	Change	% Chg
Advertising and marketing	$ 274,970	$ 33,064	$ 241,906	732%
Property rent	22,796	17,732	5,064	29%
Legal and professional	18,540	11,881	6,659	56%
Information technology	29,913	4,125	25,788	625%
Travel and entertainment	24,953	2,993	21,960	734%
Vehicle expenses	1,586	53	1,533	2892%
Depreciation and amortization	55	33	22	67%
Other operating expenses	41,407	594	40,813	6871%
Total operating expenses	$ ----414,221----	$ 70,475	$ 343,746	488%
	(414.220)			

Liquidity and Capital Resources

At December 31, 2019, the Company had cash of $ 64,455. [*The Company continues to raise additional funds through successful equity crowd funding campaigns.*]

Inventories

Inventories are valued at the lower of cost or market value and were valued at $82,966 and $43,705 at December 31, 2019 and 2018, respectively.

DEBT

	2019	2018
Short-term Debt*	$ 219,091	$ 226,489
Long-term Debt*	14,181	14,581
Total Debt	$ 233,272	$ 241,070

Debt Financing

ONE ROQ has unsecured term notes payable to an individual third-party lender in the amount of $144,521 and $146,502 at December 31, 2019 and 2018, respectively. The notes accrue interest at 5.0% per annum and accrued interest was on the Company's debt as reflected on its balance sheet was $542 and $10,243 at December 31, 2019 and 2018, respectively. Other short-term debt includes trade accounts payable of $74,028 and $69,744 at December 31, 2019 and 2018.

Long-term debt is comprised of amounts paid on behalf of the Company by the Company's majority member as further disclosed below.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Management Team
Garrett Green – Founder, CEO, CMO
Heath Hettig – Technology Management
Robert Dimmer – Communications & Digital Media
David Bonk – Finance

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2019, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock	J. Garrett Green 430 Virginia St. Buffalo, NY 14201	48,950,000 shares	0	92.93

RELATED PARTY TRANSACTIONS

Notes Payable – At December 31, 2019, the Company had a note payable to Mr. J. Garrett Green in the amount of $14,181. The note had no formal repayment terms or stated interest rate.

Lease - The Company rents its office space on a month-to-month basis from a member. During the years ended December 31, 2019 and 2018, the Company was charged $15,000 in related party rent expense.

Guarantee - A related party personally guarantees certain trade accounts payable.

OUR SECURITIES

Our authorized membership units stock consists of 54,300,000 units of ONE ROQ Spirits LLC common membership units, par value $0.20 per unit. As of December 31, 2019, 52,673,437 membership units are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

However, from time to time, the Company may cast votes or opinions from its Members with regards to select initiatives the Company feels may benefit. For example: new product concepts, packaging design concepts, ad campaigns concepts, and new or modified Club concepts. The Company reserves the right to control the nature of such castings as deems valuable and necessary.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.
If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 7, 2020.

ONE ROQ Spirits LLC

By   /s/

Name: J. Garrett Green

Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

CERTIFICATION

I, J. Garrett Green, Principal Executive Officer of ONE ROQ Spirits LLC, hereby certify that the financial statements of ONE ROQ Spirits LLC included in this Report are true and complete in all material respects.

_____

Principal Executive Officer

ONE ROQ Spirits LLC

Financial Statements
December 31, 2019 and 2018
With
Independent Accountants' Review Report

ONE ROQ SPIRITS LLC

Table of Contents





2425 Sweet Home Rd., Suite A
Amherst, New York 14228
p: 716.389.2900 | f: 716.260.1291
www.sbfllp.com

Independent Accountants' Review Report

To the Members of
ONE ROQ Spirits LLC
Buffalo, New York

We have reviewed the accompanying financial statements of ONE ROQ Spirits LLC, which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations and members' deficit, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern Uncertainty

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1, the Company has experienced recurring net losses during its development period and has both working capital and members' equity deficiencies at December 31, 2019 and 2018. These conditions indicate that the Company may be unable to continue as a going concern without sufficient future funding. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Smolen / Bonghi / Fleischmann LLP

Amherst, New York
April 29, 2020

ONE ROQ SPIRITS LLC

Balance Sheets
December 31, 2019 and 2018

	2019	2018
ASSETS		
CURRENT ASSETS:		
Cash	$ 64,455	$ 28,549
Inventory	82,966	43,705
Total current assets	147,421	72,254
PROPERTY AND EQUIPMENT:		
Furniture and fixtures	19,260	19,260
Less: accumulated depreciation	(19,260)	(19,260)
	-	-
TRADEMARK COSTS, NET	602	657
	$ 148,023	$ 72,911
LIABILITIES AND MEMBERS' DEFICIT		
CURRENT LIABILITIES:		
Notes payable	$ 144,521	$ 146,502
Trade accounts payable	74,028	69,744
Accrued interest	542	10,243
Total current liabilities	219,091	226,489
NOTE PAYABLE - MEMBER	14,181	14,581
	233,272	241,070
MEMBERS' DEFICIT	(85,249)	(168,159)
	$ 148,023	$ 72,911

See Independent Accountants' Review Report and Notes to Financial Statements.

ONE ROQ SPIRITS LLC

Statements of Operations and Members' Deficit
For the Years Ended December 31, 2019 and 2018

		2019		2018
NET SALES	$	16,441	$	9,992
COST OF GOODS SOLD		45,385		15,982
GROSS LOSS		(28,944)		(5,990)
OPERATING EXPENSES:				
Advertising and marketing		274,450		33,064
Computer and internet		31,059		4,125
Travel and entertainment		26,811		3,046
Rent		22,796		17,732
Legal and professional		18,540		11,881
Office expense		10,517		169
Depreciation and amortization		55		33
Other operating expenses		2,008		425
		386,236		70,475
LOSS FROM OPERATIONS		(415,180)		(76,465)
INTEREST EXPENSE		(7,418)		(7,581)
NET LOSS		(422,598)		(84,046)
MEMBERS' DEFICIT:				
Beginning of year		(168,159)		(149,784)
Contributions (net of issuance costs of $142,671 and $14,514, respectively)		505,508		65,671
End of year	$	(85,249)	$	(168,159)

See Independent Accountants' Review Report and Notes to Financial Statements.

ONE ROQ SPIRITS LLC

Statements of Cash Flows
For the Years Ended December 31, 2019 and 2018

	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (422,598)	$ (84,046)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	55	33
Noncash contributed expenses (Note 7)	15,000	15,000
Net changes in assets and liabilities affecting operating cash flows:		
Inventory	(39,261)	17,184
Trade accounts payable	4,284	9,962
Accrued interest	(9,701)	5,081
Net cash used in operating activities	(452,221)	(36,786)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Trademark expenditures	-	(100)
Net cash used in investing activities	-	(100)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from issuance of note payable - member	-	14,581
Principal repayment of notes payable	(1,981)	-
Repayments of note payable - member	(400)	-
Contributions, net	490,508	50,671
Net cash provided by financing activities	488,127	65,252
NET INCREASE IN CASH	35,906	28,366
CASH:		
Beginning of year	28,549	183
End of year	$ 64,455	$ 28,549
SUPPLEMENTAL SCHEDULES OF CASH FLOW INFORMATION:		
Interest paid	$ 17,119	$ 2,500

See Independent Accountants' Review Report and Notes to Financial Statements.

ONE ROQ SPIRITS LLC

Notes to Financial Statements
For the Years Ended December 31, 2019 and 2018
(See Independent Accountants' Review Report)

1. **NATURE OF OPERATIONS**

ONE ROQ Spirits LLC (the "Company") was formed in the State of New York on March 12, 2012. The Company is an adult beverage manufacturer which primarily produces proprietary vodka recipes under its ONE ROQ® brand name. Its principal products include: ONE ROQ Vodka (plain flavored/flagship), ONE ROQ Loganberry (flavored), ONE ROQ Dark Chocolate Truffle (flavored), and ONE ROQ Raspberry (flavored). The Company currently produces its products utilizing contract bottlers of the ONE ROQ recipes that are currently located in Colorado, Oregon and South Florida, with self-production as an important tenet of its future business plans.

Since its inception, the Company's activities have been primarily focused on product and brand development, market research, distribution relationship procurement, finance and the development of an overall competitive marketing advantage. As a result, the Company has experienced recurring net losses during its development period and has both working capital and members' equity deficiencies at December 31, 2019 and 2018. These matters raise substantial doubt about the Company's ability to continue as a going concern without sufficient future funding.

The Company intends on raising additional equity investment funds to meet the objectives of its business plan. During December 2018, the Company offered to sell up to 5,350,000 membership units for a total offering of $1,070,000 in connection with its proposed regulated crowdfunding campaign. As of the date of these financial statements, gross proceeds of $799,619 prior to intermediary commissions were raised pursuant to this offering. An additional crowdfunding campaign is planned for 2020. The Company will continue to support its operations by raising additional capital through regulated crowdfunding offerings, equity or debt issuances. However, there are no assurances that management will be able to raise the required capital on terms acceptable to the Company and this may significantly impact its business, financial condition and operating results. These financial statements do not include any adjustments that might result from these uncertainties.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Basis of Accounting – The accompanying financial statements are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents – The Company considers all cash accounts which are not subject to withdrawal restrictions and certificates of deposit with original maturities of three months or less to be cash equivalents. Substantially all of the Company's cash balances are held with one financial institution. Cash and cash equivalents may exceed federally insured limits at various times throughout the year. The Company has not experienced any losses on such accounts and believes it is not exposed to any significant credit risk.

Trade Accounts Receivable – The Company uses the reserve method to account for uncollectible accounts receivable and reviews its accounts on a monthly basis. Allowances for potential credit losses are determined based on an evaluation of the composition of accounts and expected credit trends. When an account is deemed uncollectible, the Company charges expense.

Inventory – Inventory, consisting of various beverages and supplies, is valued at the lower of cost or net realizable value, determined on a first-in, first-out basis.

Property and Equipment – Property and equipment are stated at cost. Depreciation over the estimated useful lives of the assets (5 years) is provided using the straight-line method for financial reporting purposes. Maintenance and repairs are expensed in the period incurred; significant betterments are capitalized.

5

ONE ROQ SPIRITS LLC

Notes to Financial Statements
For the Years Ended December 31, 2019 and 2018

(See Independent Accountants' Review Report)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

Trademark Costs – The costs of obtaining trademarks are capitalized and amortized over a 15-year period using the straight-line method. At December 31, 2019 and 2018, the amounts in the accompanying balance sheets are reflected net of accumulated amortization of $223 and $168, respectively.

Revenue Recognition – The Company derives its revenues primarily from the sale of adult beverages. Revenues are recognized when control of these products is transferred to customers in an amount that reflects the consideration expected in exchange for those products. Sales and other taxes the Company collects concurrent with revenue-producing activities are excluded from revenue. The Company's performance obligation related to the sale of such products is met when control transfers to the customer at the point of sale.

Freight Costs – Inbound freight costs are included in cost of goods sold in the accompanying financial statements.

Advertising Costs – The costs of advertising are charged to expense in the period incurred.

Income Taxes – The Company is a Limited Liability Company ("LLC") and not a taxpaying entity for income tax purposes. As an LLC, the Company's members are liable for individual federal and state income taxes on the Company's taxable income. Accordingly, no provision for income taxes has been reflected in the accompanying financial statements.

The Company recognizes the tax benefits from uncertain tax positions only if it is more-likely-than-not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. At December 31, 2019 and 2018, management believes the Company had no uncertain tax positions that would require adjustment to or disclosure in the financial statements. The Company's income tax filings are subject to audit by various taxing authorities. By statute, the Company's tax years subject to audit are 2017 through 2019.

Significant Concentrations of Credit Risk – During the years ended December 31, 2019 and 2018, substantially all of the Company's sales were to one customer.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. Actual results could differ from those estimates.

Reclassifications – Certain 2018 balances have been reclassified for purposes of conformity with the 2019 financial statement presentation.

Recent Accounting Pronouncement – In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") No. 2014-09, *Revenue from Contracts with Customers (Topic 606)* ("ASU 2014-09"). The new revenue recognition guidance requires the recognition of revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The Company adopted the requirements of the new revenue recognition guidance as of January 1, 2019 using the modified retrospective method. The adoption of the standard did not have a significant impact on the Company's revenue recognition policies nor the accompanying financial statements.

Subsequent Events – Management has evaluated events and transactions that occurred between January 1, 2020 and April 29, 2020, the date these financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

ONE ROQ SPIRITS LLC

Notes to Financial Statements
For the Years Ended December 31, 2019 and 2018

3. NOTES PAYABLE

The Company has several unsecured demand notes payable to Scarp Properties, an unrelated party. The notes bear interest at 5% per annum and matured in May 2018. The lender has agreed to extend the maturity date of the notes indefinitely. The notes payable totaled $144,521 and $146,502 at December 31, 2019 and 2018, respectively.

4. MEMBERS' EQUITY

The Company is authorized to issue up to 55,000,000 membership units. As of December 31, 2019 and 2018, Mr. J. Garrett Green owned 92.93% and 99.26% of the Company's 52,673,437 and 50,373,781 outstanding membership units, respectively.

Pursuant to the Company's third amended and restated operating agreement, additional membership units may be issued at the direction of the members and upon execution of an adoption agreement. Each membership unit entitles the holder: (1) to one vote, except for certain interested transactions, as defined; (2) to receive its pro rata distributions made by the Company; and (3) to enjoy all other rights, benefits and interests in the Company. All items of income, gain, loss, deduction and credit of the Company shall be allocated to the members pro rata in accordance with their percentage ownership interests. Additionally, the amended and restated operating agreement restricts the sale or transfer of ownership interests, other than certain permitted transfers, in that the selling member must provide the Company and other membership holders the right of first refusal at least 45 days prior to any such transfer, as defined in the agreement. Further restrictions on the transferability of the membership units also exist pursuant to the Company's regulated crowdfunding offering (Note 1).

In addition, the amended and restated operating agreement contains certain drag-along provisions whereby holders of more than 50% of the Company's membership units may sell all of their membership units to an unaffiliated third party as part of a sale of all equity of the Company. In such case, such 50% holders shall have the right to include the other members' membership units in the sale by providing the other members with written notice of the transaction, as defined in the agreement.

5. RELATED PARTY TRANSACTIONS

Notes Payable – At December 31, 2019 and 2018 , the Company had a note payable to Mr. J. Garrett Green in the amount of $14,181and $14,581, respectively. The note had no formal repayment terms or stated interest rate.

Lease – The Company rents its office space on a month-to-month basis from its majority member. During the years ended December 31, 2019 and 2018, the Company was charged $15,000 in related party rent expense.

Guarantee – A related party personally guarantees certain trade accounts payable.

6. COMMITMENTS AND CONTINGENCIES

Leases – The Company leases its office space from its majority member and other storage space from an unrelated party on a month-to-month basis. Total rent expense was $22,796 and $17,732 for the years ended December 31, 2019 and 2018, respectively.

Litigation – Management has assessed that there is no threatened or pending litigation against the Company or any of its officers.

ONE ROQ SPIRITS LLC

Notes to Financial Statements
For the Years Ended December 31, 2019 and 2018

(See Independent Accountants' Review Report)

7. NONCASH FINANCING ACTIVITIES

During the years ended December 31, 2019 and 2018, the Company's majority member paid $15,000 of Company-related expenses personally which were reflected as member capital contributions in the accompanying financial statements. Accordingly, these noncash transactions have been excluded from the accompanying statements of cash flows.

8. SUBSEQUENT EVENTS

Reorganization – The Company expects to execute a reorganization transaction during the second quarter of 2020 whereby its membership units will be exchanged for equal shares of Class A common stock of One Roq Spirits, Inc., a newly formed Delaware Corporation (the "Surviving Company"). In conjunction with the transaction, all of the Company's assets, liabilities and activities will be merged into the Surviving Company and the former LLC entity will be subsequently dissolved. The Surviving Company will be a taxable corporation for federal and state income tax purposes beginning in 2020.

Global Pandemic – The United States of America is presently in the midst of a national health emergency related to the global COVID-19 virus pandemic. The overall consequences of the COVID-19 virus on a national, regional and local level are unknown, but have the potential to result in a significant economic downturn. The impact of this situation on the Company and its future results and financial position is not presently determinable as of the date of these financial statements.

* * * * * * * * * *